EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor					Successor
	August 25, 2001	Fiscal year ended August 31, 2002	August 30, 2003		The period from August 31, 2003 to March 25, 2004	The period from March 26, 2004 to August 28, 2004		August 27, 2005		Nine months ended May 28, 2005		Nine months ended May 27, 2006
	(dollars in thousands)
Net income (loss) before income taxes	$(3,929)	$(6,713)	$10,898		$(4,583)	$10,925		$3,550		$13,961		$16,797
Fixed charges (1):
Interest charges	$22,846	$26,026	$28,940		$16,455	$10,257		$31,271		$23,066		$25,942
Interest portion of lease expense	$735	$833	$983		$626	$352		$829		$615		$543
Total fixed charges	$23,581	$26,859	$29,923		$17,081	$10,609		$32,100		$23,681		$26,485
Net income from operations before income taxes and fixed charges	$19,652	$20,146	$40,821		$12,498	$21,534		$35,650		$37,642		$43,282
Ratio of earnings to fixed charges (2)	—	—	1.36	x	—	2.03	x	1.11	x	1.59	x	1.63	x

(1)	During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2)	For purposes of computing this ration, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. Earnings before fixed charges were insufficient to cover fixed charges by approximately $3.9 million, $6.7 million and $4.6 million for the fiscal years ended August 25, 2001 and August 31, 2002 and for the period from August 31, 2003 to March 25, 2004, respectively.